June 23, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	GoPro, Inc.

Registration Statement on Form S-1 (File No. 333-196083)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of GoPro, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-196083) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s Class A common stock, par value $0.0001 per share, so that the Registration Statement may be declared effective at 4:00 p.m., Eastern Time, on June 25, 2014, or as soon thereafter as practicable. The undersigned, as Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that the Preliminary Prospectus dated June 11, 2014 was distributed by the underwriters approximately as follows from June 11, 2014 through the date hereof:

Copies to anticipated underwriters	1,844
Copies to dealers	19
Copies to institutional investors	2,973
Copies to others	2,891
Total	7,727

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The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours, J.P. Morgan Securities LLC Citigroup Global Markets Inc. Barclays Capital Inc. As representatives of the several underwriters J.P. MORGAN SECURITIES LLC

By:	/s/ Jason Fournier
Name: Jason Fournier Title: Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Eric M. Quanbeck
Name: Eric M. Quanbeck Title: Director

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale Title: Vice President